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                                                                      EXHIBIT 12
CYPRUS AMAX
MINERALS COMPANY
P.O. Box 3299
Englewood, Colorado 80155
USA

N E W S  R E L E A S E


FOR RELEASE:  October 17, 1995
CONTACT:      Mark A. Lettes
              Chief Financial Officer
              (303) 643-5522

                  CYPRUS AMAX'S INTEREST IN THE KUBAKA PROJECT
                          TO BE SOLD TO AMAX GOLD INC.


     DENVER (October 17, 1995) -- Cyprus Amax Minerals Company (NYSE: CYM) and Amax Gold Inc. (NYSE: AU; Toronto; AXG) today announced that Cyprus Amax will sell its wholly-owned subsidiary, Cyprus Magadan Gold Corporation, to Amax Gold. Cyprus Magadan Gold Corporation owns a 50 percent interest in Omolon Gold Mining Company (Omolon) which is currently developing the Kubaka project and owns the rights to the Evenskoye property in the Magadan Oblast of the Russian Federation. The other 50 percent interest in Omolon is owned by Russian partners: Magadan Gold and Silver Joint Stock Company, Geometal Joint-Stock Gold-Mining Company, Dukatsky Mining and Beneficiation Complex, Elektrum Limited Liability Company, Rossiisky Kredit Commercial Bank, and the Association of Native Peoples of the Severo-Evensk District.

     Now under construction, the Kubaka project is located approximately 600 miles northeast of the major port city of Magadan. The mine contains 5.4 million tons of ore with grades of 0.46 ounces per ton of gold for a gold reserve of 2.5 million ounces and 0.52 ounces per ton of silver for a silver reserve of 2.6 million ounces. Production, which is expected to begin in 1997, should be at an annual average rate of 310,000 ounces of gold and 235,000 ounces of silver over an estimated mine life of seven years. Production in the early years may approach 400,000 ounces of gold per year. Cash costs are expected to be about $184 per ounce with full costs of about $260 per ounce. The Evenskoye property contains an estimated gold equivalent resource of 1 million ounces.

     At closing, Amax Gold will transfer stock valued at $70 million to Cyprus Amax. This equates to 11.8 million shares, based upon the average price of the 10 trading days prior to today's announcement. Cyprus Amax, which currently holds approximately 51.2 percent of the shares of Amax Gold, will then own approximately 56.5 percent. After commercial production begins at Kubaka, Amax Gold will transfer to Cyprus Amax an additional $25 million in Amax Gold stock based upon the same average price used for the initial payment, which equates to
4.2 million shares.

                              Page 18 of 20 pages
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     Omolon expects to receive tax credits from the Kubaka project of approximately $8-10 million annually, which will be used for additional exploration in the Russian Federation. Amax Gold will make contingent payments to Cyprus Amax for additional proven and probable reserves that may be acquired through the Omolon exploration effort outside the Kubaka and Evenskoye reserve areas. Any such payments will be made in Amax Gold common stock valued at the then current market price and equal to $10 per ounce of proven and probable reserves established in a completed feasibility study for each new project.

     Construction of the Kubaka project, which is well underway, is expected to require a capital investment of approximately $180 million. Both Cyprus Amax and its Russian partners have funded equity contributions of $40 million each. In addition in late June, agreements for $100 million in financing were signed with the U.S. Overseas Private Investment Corporation (OPIC) of Washington, D.C., and the London-based European Bank for Reconstruction and Development
(EBRD).  After completion of the project, the financing becomes non-recourse.
To obtain the financing, Cyprus Amax has provided a completion guaranty and will remain obligated under the completion guaranty until the project meets the required completion tests.

     The closing of the transaction is subject to final documentation, receipt of any necessary government approvals, and the consent of Amax Gold shareholders.

     Roger A. Kauffman, President of Amax Gold, said, "Kubaka is an exciting addition to Amax Gold's existing portfolio. It will be our highest grade, lowest cost property. With Refugio and Fort Knox, it will take Amax Gold to a new level with annual production in 1997 of over 800,000 ounces and cash costs around the $200 per ounce level. We have been involved with the project since January and are extremely pleased to inherit the excellent relationship which Cyprus Amax has developed with our Russian partners and governments over the past four years."

     Kauffman added, "We believe this is the first mining project in Russia involving foreign investors to have acquired the necessary permits and licenses needed for the development, production and sale of its gold, along with arrangements for hard currency accounts. Development is proceeding well, and we expect to be able to bring the project into production without cash investment by Amax Gold. When production commences in 1997, Kubaka will be a significant contributor to our earnings and will generate strong cash flows which will aid in readily retiring the Refugio and Fort Knox debt and provide the financial strength we need to continue growing the company."

     Kauffman concluded, "In addition to the contribution which Kubaka will make, this transaction establishes Amax Gold as the lead player in one of the most exciting exploration regions in the world, an area with significant potential for hosting additional ore deposits. Cyprus Amax's key advance work in Russia and the guarantee of the financing have produced this major strategic opportunity. Our relationship with Cyprus Amax has made this possible just as it has facilitated financing and the accelerated development of Fort Knox. Looking forward, this strong association will help us continue on our path of becoming a major low-cost gold producer and significantly increasing the value of the company for all shareholders."

                               Page 19 of 20 pages
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     Milton H. Ward, Chairman, President, and Chief Executive Officer of Cyprus
Amax Minerals Company, as well as Chairman and Chief Executive Officer of Amax Gold Inc. said, "This is an excellent transaction that should bring enhanced value to the shareholders of both Amax Gold and Cyprus Amax Minerals Company. The continued development and operation of Kubaka will benefit greatly from the management expertise of Amax Gold and the financial support which has been provided by Cyprus Amax."

     Ward continued, "Since the merger of Cyprus and Amax, we have told both the shareholders of Cyprus Amax and Amax Gold that we intended to build Amax Gold into a premier gold company with annual target production of 1 million ounces. We are well on our way to accomplishing that goal. The acquisition of Kubaka coupled with the development of Refugio and Fort Knox moves Amax Gold to annual production levels of 800,000 ounces by 1997, a long way from last year's production of about 241,000 ounces."

     Amax Gold Inc. produces gold in the United States and Chile and explores for gold primarily in North, Central and South America.

     Cyprus Amax Minerals Company is a leading U.S. copper and coal producer, the world's largest producer of molybdenum and lithium, holds substantial positions in gold, and explores for base and precious metals worldwide.

                               Page 20 of 20 pages